Filed by Western Multiplex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Proxim, Inc.
Commission File No. 0-22700

January 18, 2002

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as “expect”, “anticipate” and “intend.” The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Proxim will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company’s expected revenues and EBITDA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company’s pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies’ businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex’s reports filed with the Securities and Exchange Commission, especially the section entitled “Risk Factors” in Western Multiplex’s Form 10-K for the year ended December 31, 2000, and in Proxim’s reports filed with the Securities and Exchange Commission, especially the section entitled “Risk Factors” in Proxim’s Annual Report on Form 10-K for the year ended December 31, 2000.

THE FOLLOWING IS THE TRANSCRIPT FOR A CONFERENCE CALL REGARDING THE
MERGER HELD BY WESTERN MULTIPLEX CORPORATION AND PROXIM, INC.
ON JANUARY 17, 2002

Western Multiplex/Proxim Conference Call Transcript
January 17, 2001
7:30 am CT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to our conference call to discuss Proxim and Western Multiplex Corporation merger. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the Star 1 button on your touch-tone telephone.

If you are disconnected from this call, please dial the following number. For participants in the United States and Canada, dial 800-500-0311. Again, that number is 800-500-0311. And for participants at an international location, dial the following number, area code 719-457-2698. Again, that is area code 719-457-2698.

As a reminder, this conference is being recorded and broadcast live on the Web. With us today from Western Multiplex are Jonathan Zakin, Chairman and CEO, Amir Zoufnoun, President and COO, and Nancy Huber, Executive VP and CFO.

And from Proxim we have David King, Chairman and CEO and Keith Glover, CFO and Executive VP of Finance. I will now turn the conference over to Nancy Huber. Please go ahead.

Nancy Huber:	Thank you. I’d first like to apologize for the delay everyone. We’re having a little technical difficulty with the Web cast and wanted to make sure we can get those people on board.

Thank you for joining us this morning. It’s a very exciting day for Western Multiplex and Proxim. And we appreciate your spending your time with us.

You should have received a copy of yesterday’s press release announcing the transaction. If you did not, you may get it from our Web site, www.wmux.com, or on the Proxim Web site as well. You can also call 408-542-5248, and we can fax you a copy of the release.

Ladies and gentlemen, some of the statements we will make during this call, which represent our expectations or beliefs concerning future events are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. This provides us a Safe Harbor for such statements.

Our use of the words such as estimates, anticipates, plans, believes or similar expressions are intended to identify these statements. We caution you that these statements reflect our current expectations and are subject to a number of risks and uncertainties including factors that we’ll discuss later and the factors set forth in both the company’s filings with the Securities and Exchange Commission.

Please refer to the Western Multiplex or Proxim filings for a more detailed discussion of forward-looking statements and the risks and uncertainties of such statements. We cannot assure you that the forward-looking statements we make will be realized. And we do not undertake any obligation to update this information. And you should recognize that this information is accurate only as of today’s date.

With that, let me begin to read the financial portion of the press release.

Proxim, Inc. and Western Multiplex Corporation today announced that they have signed a definitive merger agreement in which two companies have agreed to combine in a merger of equals. The board of directors of Proxim and Western Multiplex have each unanimously approved the merger. And under the terms of the agreement, each outstanding share of Proxim common stock will be converted in 1.8896 shares of Western Multiplex common stock.

The merger is intended to qualify the tax-free reorganization. And upon completion of the merger, Proxim stockholders and Western Multiplex stockholders will each own approximately 50% of the combined company.

The company will keep the Proxim name and trade under the ticker symbol PROX. And with that, I’m going to turn it over to Jonathan Zakin, the Western Multiplex Chairman and CEO.

Jonathan Zakin:	Thank you Nancy. I want to just before we start, echo Nancy’s words about how please I am to be able to sit here with David King and Keith and announce this merger of equals which I firmly believe will create a worldwide infrastructure powerhouse playing in the most exciting markets in wireless and providing strength in R&D and sales and scale in manufacturing and operations, as well as we believe a management team that’s deeper and broader and more experienced than anything else in the marketplace.

Before we start, I’d like to introduce our two companies for those mutual shareholders who are not familiar with each other. Proxim as most of you know, is a leader in wireless local area networking. They’ve been in the industry almost since its inception, have a long history of being first to market with new and exciting technology as evidenced last quarter when they were the first company to introduce an 802.11a product.

Proxim as does Western Multiplex, has a very strong commitment to technology and a commitment to develop technology at a core level, very consistent with the Western Multiplex philosophy of developing our own DSTs and our own RF.

Proxim plays in the wireless land marketplace with three core technologies — 802.11a, 802.11b. And HomeRF we believe is the broadest product line in the industry and spans all the standards both here and overseas.

The customers are primarily enterprise and home SOHO customers. And they service them through a very broad network of resellers and OEMs.

This is highly complimentary to Western Multiplex as you know, who provides Point-to-Point and Point to Multipoint wireless capability to campuses and enterprises and going from 10 megabits up to a gigabit and from fractional T1s up to OC3. So we are definitely finding the high end of the marketplace.

Both companies do focus in the enterprise. We focus primarily in campus connectivity, wire e-network campus connectivity as well as fiber extension and redundancy in a campus, last mile access primarily to the commercial market segments and global wireless backhaul.

Trailing 12 month revenues ending September 30 were approximately 102 million for Western Multiplex, approximately 119 million combined. The companies have trailing 12-month revenues of a little over $220 million making us one of the largest players in this space.

Now I’d like to discuss a bit about Western Multiplex’s reasons for merging and our strategic rationale. And that will be followed by David who will discuss Proxim’s reasons for merging and the combined companies operations and synergies. Then Keith will finish up with some points of future guidance.

Before I start however, I want to say that over the next two weeks, both companies are scheduled — have scheduled fourth quarter conference calls to discuss last year’s results. And we will not be discussing those results here.

What I will say is that based upon our knowledge to date of our mutual diligence, both companies expect to announce revenues that are sequentially up from Q3 and within the general Wall Street Analyst revenue expectations.

And Keith will let you know a little bit more about the conference call coming up over the next two weeks.

Now many of you know our focus at Western Multiplex has been to play multiple markets with multiple products and to combine functionality with integrated solutions. This was our motivation to acquire Wireless Home last year which provided us Point to Multipoint capability and last mile access primarily to the commercial marketplace high performance. And it’s become a component of our products we’ve described as the Wireless Access Concentrator which we expect to launch this year which is that Point to Multipoint with integrated backhaul.

This strategy we’ve always believed, gives us a competitive advantage and provides us with significantly less customer concentration risk and significantly less market risk.

The merger with Proxim continues this strategy in a very major way and creates a major player in now five market segments which we’ll go over in a second.

Strategically this transaction is straight down the fairway and what we’ve been speaking about since we have acquired the company back in November of 1999.

And in addition to being strategically compelling as we’ll see, the transaction as David will discuss, is expected to be economically advantageous as well with multiple synergistic opportunities between two organizations.

Now if you view the networking market as three concentric circles, the people that know Western Multiplex know that we play more in the core of those three concentric circles, connecting the crowd or the Internet to enterprises, central offices, campuses and backhaul and cellular product — cellular carriers mobile wireless with high speed Point-to-Point and most recently Point to Multipoint products.

Proxim on the other hand plays in what would be the third ring of that three ring network topology, connecting campuses with low speed 802.11 wide area local area networks and providing in building distribution through the local area networks.

The opportunity for us is to connect those two rings with the integral third ring that allows us to take our core products and integrate them into the last mile access products of Proxim and to provide integrated in building distribution with our last mile access products.

As you know, our Point to Multipoint products have two components. One is an outdoor unit that provides (for most) into electronics and then this indoor unit that is an ideal place to provide a gateway for in building distribution. This allows us to expand the capabilities of our (IST) customers and to provide more integrated services from the device to the cloud.

In addition, while our Point to Multipoint product is focused primarily on the high speed enterprise marketplace, we’ve realized that that ability to access or provide wireless access to the residential marketplace is really dictated by the ability for a vendor to supply a low-cost solution.

With the merger of Proxim we get low cost access points with their 802.11a and b products that can be integrated into our Point to Multipoint products in what we are calling a neighborhood access concentrator.

This neighborhood access concentrator will be able to provide local distribution within a 2 or a 3 mile radius at very low cost.

So we believe that when the dust settles we will have a completely integrated wireless capability from an individual’s device either in an enterprise or residence through our neighborhood access concentrator to our Point to Multipoint top and backhauled into the Internet — one seamless connectivity, one network management system and one very compelling cost advantage.

We believe we will be the only company that will have this high speed backhaul capability combined with very low cost access points and a true end to end solution.

Now if we look at how this fits into our market, again, the people that know Western Multiplex know that we’ve divided our market into four segments — mobile operators, fiber extension and redundancy, campus and enterprise connectivity and last mile access.

What the merger does for us is it expands the company into a very large fixed market segment which is home networking, and provides the opportunity as we discussed, to integrate our indoor unit for last mile access with this home networking product.

In addition, the wireless local area networking capabilities that Proxim brings can be deployed outdoors to provide low cost enterprise connectivity for customers that do not need the performance of our high (SP) products and are more price sensitive.

And finally as we mentioned, this opens up to residential marketplace for us in the Point-to-Point arena.

So we think from a strategic perspective, this is going to provide a series of products and capabilities that will not be able to be easily duplicated by any competitor and provide us with a very broad market reach and reduce our sensitivity to any one particular market segment that may be cyclical such as in this environment, the mobile operator marketplace.

With that, I am going to turn it over to David who will discuss Proxim’s strategy and the operations of the company going forward.

David King:	Thank you Jonathan. As Jonathan described the rationale for Western Multiplex for this merger, let me spend a few minutes on why Proxim is excited about this opportunity to merge with Western Multiplex.

I am extremely enthusiastic about the incredible number of synergies between the two companies. Synergy is an often overused word in these context. However, in this case, the complementarity of the companies — technologies, products, channels and market focus is really truly exceptional.

From a proxy perspective, Jonathan describes the four segments of Western Multiplex’s business. For those of you who follow Proxim and who know us, we have been describing over the past year or two, the four distinct segments of Proxim’s business that have emerged, the first of which the company’s Legacy vertical market business was our cash cow if you will, and certainly been a source of pressure in the past year as this really shrunk with the economic pressure and (consistent) big industry factors.

However, we have had a great deal of growth in the other three businesses, specifically in the enterprise wireless (LAN) business into the broader horizontal market with 802.11a and b and our new exciting Harmony product line which is ramping rapidly in the marketplace as well as the Fixed-Wireless business in the enterprise which has for us at least not ramped quite as dynamically as for Western Multiplex which has really a large and really full scale business in that marketplace with really and truly an exceptional product line in that space.

Proxim also of course participates in the home networking segment which Jonathan described which is a very large and fast growing market. We were pioneers several years back with its Symphony product line and its initiative to develop a multimedia technology that can support voice, audio, video streaming as well as data through the technology called ((inaudible)).

So Proxim and its four businesses is transitioning from a — either a vertical market in home centered business of two, three years ago to a much more deliberate focus on growing our share and presence in the enterprise, both indoor and outdoor with the Harmony product line for indoor distribution of 11a and b and multiprotocol, the first and only real multiprotocol architecture and as Jonathan mentioned, the only company shipping 802.11a today in the market as well as our Stratum product line which was frankly a couple of point products but with inadequate distribution to really address the market opportunity.

So for us this merger really brings exactly what Proxim needs at the time, which is expanded distribution and - expanded distribution in two ways. One is through VAR distributors into the direct enterprise marketplace for corporations, education institutions, government institutions that are looking for the first time to really adopt VARs plan and expand that capability for existing IT networks as well as for service providers many of which are in the cellular world and others in the wireline world who are looking now for the first time to leverage wireless land technology at least for public hot spots if not for actually delivering services into other buildings.

Virtually every cellular operator we know is today thinking how wireless LAN is intruding their world whether it’s a threat or more likely a complementary opportunity for them to expand the reach of their services.

So if you look at the fit of the two companies, it really is quite exceptional. And for Proxim at least, this is a way to leverage and more dramatically expand our opportunity of Harmony in its 11a and b into the enterprise and into the service provider world as well as to get to full scale quickly in the Fixed-Wireless business where we’ve always believed that while the market overall may have segments that are challenged, that the unlicensed high end Fixed-Wireless business that Western Multiplex participates in is truly one of the more exciting dynamic parts of that market and we believe has tremendous potential going forward both from Point-to-Point and from Point to Multipoint services.

Now to speak of the company’s combined capabilities is really the rationale for this merger. From a technology perspective, both companies have a very strong shared heritage of technology leadership — literally every step along the way in the past decade, the companies have pioneered in their respective spaces. And so those of you who know Proxim, we were the first company to ship 900 megahertz direct sequence radio in 1989, the first to ship a 2.4 gigahertz radio in the world giving frequency (hopping) technology in 1994, and in this past quarter as Jonathan mentioned, the first company to ship a 5 gigahertz 802.11a 100 megahertz per second plus wireless LAN here in 2001.

Similarly in Western Multiplex, this is really the first company to develop a true family of modular products that could leverage both license-free and license-(band) for Fixed-Wireless applications, became a leader in the unlicensed or license-free cellular backhaul market initially in the Nineties and has since then ramped to become the first company to really build a wireless WAN capability leveraging all the major telco and now (Sun) interfaces and today is really the first company to pioneer with a Point to Multipoint (Uniband) 5 gig architecture supporting up to 60 megahertz per second capability.

So it’s really a company that has lead both in terms of innovation and in terms of performance — you know, 100 megahertz per second plus Point-to-Point connectivity, leveraging gigabit Ethernet interfaces and 60 megahertz per second Point to Multipoint Fixed-Wireless services for the last mile access market.

So both companies really have a strong technology heritage, strong leadership position and a strong performance advantage in the marketplace from a technology perspective.

(Jon) has already talked a lot about the product synergy of the company. I won’t go much further into that — both the end to end product integration as well the complementarity of our product fit and again, the fixed market segments we’re attacking.

So I’ll be speaking in a minute — for a minute about the channel end and market opportunities.

Both companies have strong VAR distributor channels today, Proxim primarily for certain vertical markets like health and education and an increasing presence in the corporate market. Western Multiplex already has a very strong presence in the corporate VAR market, the Cisco of our market if you will, where, you know, Cisco obviously sells their own wireless LAN offering but doesn’t sell really the Fixed-Wireless offering today. This is an opportunity for Proxim to leverage a much larger VAR base and a complementary one to our existing channels.

At the same time as you know, Proxim has had a strong OEM heritage in the enterprise wireless LAN market and has recently been expanding its presence with a number of OEMs who are focused on serving that enterprise community.

We believe the combination of our OEM strategy with a number of major enterprise players both in the data and voice side of the market for the Harmony ((inaudible)) and the stronger branded distribution channels that we bring to market give us instantly the kind of scale we need to really attack the scope of that opportunity against the competitive forces in that market.

Similarly in the service provider world, while we’ve had a focus on the broadband service provider market at Proxim selling our home networking technology as an extension and DSL, frankly our enterprise wireless LAN product with Harmony have an equal opportunity if not a greater opportunity leveraging both wireline and cellular carriers who are looking to deploy wireless LAN services as a ultra broadband form of networking for at least laptops and PDAs and public hot spots, if not as more ubiquitous eventual extension of 2-1/2 G and 3G services for truly high data rate connectivity.

So from a market focused point of view in the enterprise and from a channel synergies point of view both with OEM with distributors and VARs and with service providers, the two companies have an extreme complementarity today.

Let me speak briefly about the financial implications and moment about the structure of the deal.

The financial implications for Proxim and for Western Multiplex combined is a much more powerful leverage revenue model as both companies as Jonathan mentioned have really stabilized now after a couple of down sequential quarters as we suffered along with the whole technology industry and last year’s downturn in semi for both the telecom and enterprise sectors for very different reasons.

Both companies have stabilized. And we anticipate growth because of the new product cycles for Proxim and the 11a and HomeRF 2.0 world in the technology realm. And Western Multiplex, they ramped in their wireless Point to Multipoint offering as well as capitalized an additional opportunity in the campus networking for Western Multiplex has really emerged as the leader today, the fastest growing player in license-free, high capacity, Fixed-Wireless, both for Point-to-Point and Point to Multipoint into campus. And we really commend them for the tremendous job they’ve done in building that business with (Penami) — that product line.

So at the end of the day, we believe that the revenue leverage in this, it could be significant. However, even without any leverage as Keith Glover will describe, the simple savings that we’re going to get from combining the infrastructure of the company and getting the overhead savings in operation gives the company the ability to get to accretion almost immediately, and as the companies get back at their target operating model by the end of the year, the chance to really drive not only significant revenue growth, but significant bottom line leverage as well.

I will make one note about the financial structure of the deal that may be a curiosity for some. You know, why is Western Multiplex the issuer in this merger of equals? Why isn’t Proxim buying Western Multiplex at a slight premium as opposed to the other way around?

Really economically, there’s no difference in the two structures for either shareholder base. We both end up getting 50% of the company which we believe is really the fair deal as both companies have looked at this over time.

And if you look at it on a 20 day basis or a moving average basis as opposed to just a spot basis actually, the premium is actually virtually a lot, ((inaudible)) a very small negative premium for Proxim, very small positive premium for Western Multiplex.

Expressed another way, if Proxim were the acquirer, we’d be buying Western Multiplex at about perhaps an 8% to 10% premium which frankly is a very small premium to pay from a Proxim shareholder perspective for a company that’s doing actually significantly more revenue today and with higher gross margin. Although with our better expense control today, obviously from a bottom end perspective, it’s a pretty close match for the two companies.

We think it’s a very fair deal for Proxim shareholders in terms of owning half of the combined enterprise on that basis. And more importantly, the reason the structure was made the way it was where the Proxim names services and the PROX remains the ticker is that we do want to remove some overhand that exists today in Western Multiplex shares. That — their stock as you know doesn’t trade very activity because of this overhang and the news of the stock in the marketplace.

And with Western Multiplex the issuers, there isn’t a deliberate plan to take ((inaudible)) of the merger document to remove some of the overhang to a large concentrated shareholder initially and then in volume basis ((inaudible)) plan to let that volume get into the market over time based on the volume that’s trading in the market.

So essentially what we’re trying to do is provide the best basis for the combined shareholder base to participate in the gains of both companies in the market. Frankly as I’d like to say, we’re unlocking ((inaudible)) to Western Multiplex. It’s not fully reflected in their shares because of the lack of liquidity and lack of trading.

And we believe that over time that the two companies shareholder basis will be fully rewarded for participating in both companies growth.

So with that, let me turn it over to Keith Glover, Proxim’s Chief Financial Officer who will talk about our — the general guise we can give at this early stage about the picture going forward.

Keith Glover:	Thank you David. I will now discuss preliminary financial guidance. Proxim is scheduled to announce Q4 2001 financial results on Tuesday January 22, 2002 after the regular close of the market. And Western Multiplex is scheduled to announced Q4 2001 financial results on Thursday January 31, 2002 after the regular close of the market.

Regarding financial guidance, each company will issue updated financial guidance during the respective quarterly conference calls.

In addition, because the merger is expected to close early to mid second quarter 2002, Q3 2002 is expected to be the first full quarter of combined financial results. The merger is expected to be accretive on a pro forma basis beginning in Q3 2002.

There is no significant overlap between the companies products. So we expect that there will be little or no loss of revenue in the combined company.

Moreover, there are several opportunities for sale synergies as discussed by Jonathan and David. And that will - we will evaluate these as we get closer to the closing of the merger.

The initial pro forma and financial targets as a percentage of revenue for the combined company are expected to be mid to high 40s for gross margin, low to mid teens for R&D, low 20s for SG&A, and in the mid teens for income from operation.

These pro forma targets are similar to the percentages achieved by the companies within the past 18 months. And this is the range we expect to begin achieving by the end of the year.

There are natural expected savings in SG&A for certain redundant expenses such as facility and administration. In addition, there are other opportunities for cost savings that will be — we will be evaluating these opportunities as we near the expected closing date.

This concludes my comments on financial guidance. And I’d like to turn it back to Jonathan.

Jonathan Zakin:	Thanks Keith. I hope everyone gets the enthusiasms which both companies are approaching this. We think this makes imminent good sense on every single criteria.

Just to summarize, the company will we believe, have a clear leadership position and certainly substantial scale in large and growing markets in the wireless space. We’ll have the most comprehensive product breadth and depth in six market segments.

We will have a very diversified and leveragable customer base that we think we can exploit, global channels which we can utilize to maximize penetration, and a truly expanded sales force and distribution capability.

And the one thing we haven’t talked about and which I can’t stress enough — and people who know me know how fanatic I am about the best players — is how excited I am about this management team.

Working with David and Keith and the people at Proxim really is going to add tremendous depth and strength to our organization. And I just don’t believe there’ll be any company in this industry that will be able to hold a candle to us in terms of player strength. And when you peel back all the layers of the onion, that’s the only thing that really counts.

With that, I think we will open it up to questions. However, I do want to say the documents are going to be filed relatively shortly. They will be able to be accessed through HotLinks on both the Proxim and the Western Multiplex Web site as well as www.gov. — sec.gov — G-O-V.

And we would encourage you to review those documents as opposed to relying on this conference call for terms of the transaction. So with that, I think we will open it up to questions.

Operator:	The question and answer session will be conducted electronically. If you would like to ask a question today, you can do so by pressing Star 1 on your telephone keypad. Once again that is Star 1. We’ll take as many questions as time allows. We’ll pause just one moment to assemble our roster.

Our first question today will come from T.C. Robillard with Salomon Smith Barney.

Man:	Hi T.C.

(Karen Nielson):	Hi. This is (Karen Nielson) for T.C. I was wondering if you could give us a little more detail on the strategy you foresee going forward once you’re combined? And could you quantify the cost savings that you expect?

Man:	I’m taking the second part first. It’s premature to quantify the cost savings at this point. And there’ll be additional guidance coming out after the mutual fourth quarter conference calls, and as Keith has mentioned, as we get closer to the closing date.

In terms of the strategy, I think — I hope we were pretty clear about it. I mean our goal is to integrate these products in true end to end solutions that get us from the actual end user device, you know, a laptop or a desktop or a PDA in somebody’s office or home, directly to the cloud in one integrated system that incorporates high speed broadband backhaul, medium speed Point to Multipoint distribution and lower speed true last mile access through a neighborhood access concentrator, and then to begin to leverage the extraordinary strengths in both organizations as David I think explained, and really capitalize on our ability to cross-sell into each other’s customer base for us to utilize the Proxim distribution channels ((inaudible)) and (extra) to our network, and for Proxim to utilize our Cisco and Lucent and Nortel VAR base.

And then, you know, we’re going to have close to I believe, 175 people in Research & Development, a huge patent portfolio and a lot of scale that we think will just continue to accelerate our leadership position in this market.

So that I think kind of summarizes. David, you want to . . .

David King:	No, I think the exciting part of this transaction really came through I think for us in watching the reaction of both sales departments and in your department as they look each other eye to eye. There are just so many opportunities to take each other’s technology and products into our respective markets.

I mean we have OEMs in which we sell today wireless LAN products of the enterprise that really don’t have a compelling Fixed-Wireless solution. We have a couple point products that we often have them sell. But the (Dynomic) pipeline is one who has taken leverage immediately.

And we have on the other side of it for example, then recently engaged in a number of dialogues with service providers and carriers who are looking to act as wireless LAN technology for the first time, to extend their cellular wireline networks who are basically customers of Western Multiplex today.

So there’s tremendous synergies in terms of product and channel mix that I think can be leveraged almost immediately.

Strategy ultimately is delivered with end to end integrated vision. But between now and then there are so many immediate opportunities on the table to pick up share and pick up revenue, that I think the company has a lot of near term leverage with this merger.

(Karen Nielson):	Do you anticipate further acquisition? And is there anything else that is needed to solidify the deal?

Man:	Well not to solidify the deal. But, you know, we have always viewed acquisitions — both David and I — as strategic weapons to round out the capabilities of each of our companies. And I’m sure there’ll be additional things to acquire as technology evolves and we move into these markets. But there’s nothing on the horizon.

(Karen Nielson):	And one more question. Could you give us a sense of the size of the wireless LAN market and the growth rate in that business?

David King:	Well there are — this is Dave. There are widely varying reports about the size and growth of that market. The - to give you some historical perspective since you’re probably new to this — that industry, when I joined the industry ten years ago, they were estimating that the market was already $1 billion and had ignored the fact it was probably tens of millions of dollars and is barely growing, approximately the first company that went public in 1993 and was a pure play in that space and remained the only company in that — public company in that space. So it was almost 1999.

Today in the last two, three years, wireless plans have really exploded on the scene as it expanded from kind of a vertical market heritage where we were an OEM provider to a much, much, broader market today, you know, selling to the corporate, consumer education, healthcare. A lot of different markets were adopting wire LAN. It’s more and more a mainstream technology extending Ethernet with its (omen).

I think conservative estimates put the wireless LAN market today in the kind of half billion to 3/4 billion dollar range. Other estimates already put it, you know, well north of a billion.

The projections are — is virtually every home get cable or DSL over the next ten years, that virtually every home will have a wireless distribution system of some form for data or data, voice and video, and that virtually every enterprise, at least in the certain selected hot spots like conference rooms or common areas, if not building wide, will have the capability. And certainly every cellular operator you talk to today believes that virtually every airport, hotel, restaurant, coffee shop — which many of them already have wireless plans — will have a wireless LAN that can be accessed to a public network.

So, you know, there’s truly a large dynamic opportunity here in wireless LAN. I will tell you however, at the same time, it’s also an extremely competitive market as everybody spots this opportunity and is trying to get their way into this space.

(Karen Nielson):	Thank you.

Operator:	Our next question will come from Colin McArdle with Bear Stearns.

Colin McArdle:	Yes, good morning everyone.

Man:	Hi Colin. How are you doing?

Colin McArdle:	Okay. I was wondering, did this concepts results from specific customer requests? And could you walk us through what that would look like even on a hypothetical basis?

Man:	I’m not sure I understand. You’re thinking did the motivation for the transaction occur through a customer (concept)?

Colin McArdle:	Exactly.

Man:	Yes, no. We have been speaking to each other for quite a while actually on and off. And I’ve known David for a while. And I think — I’m not sure if he called me this time or I called him this time. We always call each other. And it just seemed to us at (Mux) that at this point it could be 802.11a standard was evolving, that that standard really did have opportunity to play more so than the B standard did in the low end of the wide area networking spaces we played in. And then as we decided — as we began to look into our strategy of how we play into that marketplace, it became clearly obvious that no matter how much resources we put in this or how much time we put into this, we would never be able to duplicate the — you know, accrued knowledge and experience and learning curve that Proxim would have.

So we were clearly interested in this space. And it was driven just by our view of how the market evolved from our side. And David I think recognized that as well.

And — but however, on the customer side, there are opportunities for integrated solutions. You know, we sell to a lot of ISPs. These ISPs are looking for opportunities to expand their service. Their ability to provide in building distribution as well as connectivity to the network through Point to Multipoint products is a really interesting opportunity for them, especially as more and more digital voice devices get (borne) in the marketplace.

And so we envision that clearly as an opportunity as well as in the campus. And David, you might want to expand on that.

David King:	Sure. Yes, to expand briefly I - Colin as you know Proxim since you cover both companies, acquired two companies in the last three years, WaveSpan which gave us a high end Point-to-Point 5 gig solution and then (Micolor) which has helped us develop a 2.4 gig direct sequence based Point to Multipoint solution, gave us a couple of nice point products. But we didn’t really have a full scale business. You know, our intention was always to try to build around the two products. And we (internaled) it all into eventually a full scale business in the Fixed-Wireless license-free arena that Western Multiplex was already in and one of the leading players in.

Unfortunately as we lost scale, as our vertical markets business imploding on us last year, suddenly we were not able to fulfill our ambition of gaining share and in ramping up our presence in that business. This really changed it over night, that whole picture. We are now obviously merged with the - really the leader of the (faculty) we voted on it this Friday in the license-free and in the Fixed-Wireless market with this (Dynomic) product line.

The real excitement here if you think about it from a product perspective is taking the Harmony and (Dynomic) products to really align them. The Harmony is really becoming the engine for .11a b mixed protocol road for in building distribution, both for OEMs that we’re serving as well as through our own brand of distribution.

(Dynomic) is going to become the leading brand for high capacity fixed and Point to Multipoint - and Point-to-Point, and Point to Multipoint wireless (canvases). Those two product lines are sold basically to the same customer through various similar distribution channel.

And there are customers - we did have one customer call in a year ago who was working with us for indoor distribution who had been working with Western Multiplex for Fixed-Wireless. And we were trying to displace them frankly with our products. And frankly we didn’t have the muscle with only a couple of point products to really do that. And (Dynomic) was on a much more aggressive development curve with far more capabilities planned in the future than we were going to be able to do on our own.

So we really believe that the two companies fit extremely well in the enterprise market and the service provider market and also have this long range opportunity through integration of our technology to really break open the high end residential and SOHO market for (connective) end to end solution all the way into the network.

Colin McArdle:	Interesting. Okay. As a combined entity, on a quarterly basis, would a 16 million revenue level get you to about break-even?

David King:	No, I think we break-even long before that. I think if you go back to the company’s historic models, once - for Proxim, you know, we are suffering from serious under-absorption in the ((inaudible)) as our business is down-scaled. I think similarly Western Multiplex is a much higher gross margin product mix.

But if you combine the two operations of the companies, absorption goes away as an issue. And the mix of Western Multiplex’s product being in the (50) allows us to very quickly get, you know, the gross margin model getting back into the 40s as Keith described, there doesn’t have to be frankly very much savings even from day one to get to accretion.

Today people are going to cognizantly document the two companies are sequentially up in revenue for Q4 from where we both bottomed out in Q3, puts us today in the kind of low 40s on a combined basis. And you can form your own judgment as to how fast the two companies can ramp back toward its full scale.

I think at the peak, the two combined companies did about 60, 70 million in revenue — in that range — in the fourth quarter of ‘00. So the real question becomes, you know, at what point does the company get back to that level? But we certainly at least break-even and get to positive contribution, positive earnings - operating earnings long before that.

Man:	I do actually want to say that we are not announcing or pre-announcing the results for Q4 because we’re still in our closing processes. And those things are still subject to review as you would imagine.

Colin McArdle:	Sure. No, I just wanted to get a feel for where break-even might be for a combined entity. And lastly, have you targeted any goodwill number?

Man:	That’s really subject to the valuation at the closing and to the balance sheet as of that date. And again, we’re expecting closing in early Q2, but that can swing plus or minus 30 days.

Colin McArdle:	Okay, thank you.

Operator:	Kevin Debe with Wells Fargo Securities has a question.

Kevin Debe:	Good morning guys. Hey, congrats on the deal — looks interesting.

Man:	Thank you.

Kevin Debe:	David, could you give us kind of - just an update on some of the things that were pending in your business, i.e., lawsuit, your relationship with Siemens — those kinds of things — and how this might be effected?

David King:	Sure. Lawsuits, there’s really no impact. Obviously the company, you know, will continue. You know, we’re on the offense in the (IQC). And in Delaware and Boston we have a couple of countersuits, one from (Maki), one from (Symbol) both in Delaware that we’ll continue to proceed.

You know, obviously we continue to remain confident about our prospects in those cases.

With respect to Siemens which has become really more and more of a central player for us in our home networking initiatives to really bring together the voice video - the voice streaming and data capabilities of HomeRF 2.0, we have been working with them as closely as you can possibly work with another company to really drive opportunities in the carrier market for that technology.

You know, we are very, very excited about the prospects for that product line. Some of you who have seen the Siemen’s demonstration of the capability of CES, it really is a (cap-breaking) multimedia experience to be able to have, you know, multiple (telephones), multistreaming video audio sessions and data networking all going on on the same platform out of a single gateway at the same time.

We really continue to be very enthusiastic about the long term profit and the technology.

Kevin Debe:	Great. Okay. On - what do you imagine to happen with regard to the multiple facilities at (Mux) and your facility David?

David King:	Well that’s clearly and area of an immediate savings opportunity. We have two headquarter facilities in Sunnyvale with an additional manufacturing facility in Sunnyvale. So clearly that’s an area where as I talked about, factory absorption, if the overhead in general in the company, that’s an immediate non-headcount (really) savings that can be achieved. We’ll evaluate that. We’ll probably centralized it to one campus. And we’ll likely try to find a way to get a combined manufacturing operations as quickly as possible.

There’s also a facility savings that both companies are probably going - Proxim’s starting to achieve as we down-scale to certain other geographies. And so there will be some consolidation as well. For example with Proxim Q4, we down-scaled in a couple of markets, our development facility. So there are clearly some cost saving potential that are being run out now by Proxim that will also be run out for the combined company once we get together.

Kevin Debe:	And Jonathan, can you highlight some of the developments at your VAR channel and how you see a fully integrated solution of the combined companies being leveraged by their ability to attack the market?

Jonathan Zakin:	Sure. We’ve added — and this is going to come out actually in the conference call. But we’ve added about 150 or so VARs in the last quarter. I think we’re probably close to about 700. Proxim I think has something north of 1200 or 1300 VARs. So combined we think we’ll probably be close to 2000 VARs. Many of those can sell both products.

We have distribution primarily through comp store and WesCom. Proxim brings us Tech Data, Ingram and (Anixter) — all three distributors who have very strong bridge and router capability in their sales organizations and access to a whole additional level of VAR channel.

So on the sale side, I think there’s going to be some real opportunities. We have - you know, we have a lot of confidence that our resellers, while they won’t necessarily sell the retail component of the whole networking side because we don’t sell into CompUSA or into CDW or Best Buy, they do service the enterprise marketplace.

And in that situation, you know, the Proxim architecture is really optimal for the enterprise which is one of the reasons we thought this was a very compelling combination as opposed to going out and buying, you know, some commodity based 802.11b player from Taiwan where all you would have gotten was a product.

Here we get a really truly scaleable flexible architecture that can be integrated into our products for a high end sale into the enterprise. And that’s I think where we’ll be focusing our initial efforts.

Kevin Debe:	And David, would you mind highlighting your distribution channel and, you know, where you might see some leverage?

David King:	Sure, Jonathan mentioned we have over, you know, the past eight, nine years, built a very extensive VAR channel worldwide, primarily in the US initially but really now overseas as well.

Targeted risk, originally around vertical markets, you know, the industrial retail, then really gradually migrating into medical and education, we have a very strong local regional VAR base that does extremely well in the university, the K-12, the government market, as well as in the small business and occasionally the enterprise — kind of the local enterprise.

Today the scale of the wireless LAN business has really changed though where it’s really a global 5000 IT manager sales. And so our VARs, you know, while we address many business opportunities, don’t necessarily get to the biggest high end opportunities that a Cisco sales force or a Lucent sales force might attack with their wireless LAN products.

And so this is really - this merger allows us to really get more squarely into the Cisco, Lucent, Nortel VAR channel and selling into those enterprise customers. And Kevin, as you also know, we also sell very successfully through OEM. We’ve always had a strategy of both the branded presence in the market through VAR distributors as well as having a pricing structure which allows us to also sell to OEMs and go through this similar distribution and have their own direct sales presence.

So today for example, we felt that Motorola and Siemen in the home networking market as well as having our own branded presence.

Enterprise verticals we had the same structure five years ago with Digital Equipment and (AMP) and a number of companies selling wireless LAN infrastructure side by side with our products as we also sold through OEMs with vertical hand-held.

Today we’re trying to build the same presence with Harmony with a number of major datacom voice telecom switching and even cellular OEMs that would take (our) LAN infrastructure or Harmony product line into their respective markets, but also have a brand presence through VARs capitalizing a myriad of opportunities that are out there.

Kevin Debe:	Well, great, gentlemen. I’m really impressed and I wish you the best. Thanks very much.

Man:	Thanks.

Operator:	Next we’ll hear from Tim Long with CS First Boston.

(Mike Hartford):	Hey, guys. This is (Mike Hartford) for Tim Long. Just first of all, congratulations on the deal. It looks like it’s going to be an interesting combination going forward. I had a question for you regarding the R&D pipeline. Do you see any changes in the focus of where you’re going to put resources now that the two companies are combined? Are there any particular products that you’re going to shift resource from one company to the next? Thanks.

Jonathan Zakin:	From the Western Multiplex side, our focus this year as we’ve been saying has been our G4 architecture, expanding our Point to Multipoint product into Europe with the 3.5 gigahertz product. And then expanding the speed at the high end to OC12 and to 700 megabit - gigabit - 720-mega gigabit.

And those priorities are not going to change but what we will do potentially is divert some resources into the neighborhood access concentrator because I do believe that there really is an opportunity. If we can hit the cost points back, I am confident we can hit to really crack the code on that market segment.

So on our side, I think we might - I don’t think we’ll change the priorities. We might slow down some development in order to accommodate this new product that we’re thinking about.

(Mike Hartford):	Okay.

David King:	Yeah. On the Proxim side, our heaviest investment today really concentrated in two areas: one, is clearly 802.11a. We’re the first company shipping this product I believe so the only company shipping this product is quite a lot of PR.

On the contrary, we’re the only one shipping as we have both the PB Card and the Access Point shipping and the PCI Card will be coming out very shortly. And there’s a myriad of innovations beyond that that we intend to accomplish to really extend our breadth of price, so to keep our meat, if you will, in that market.

We’re also continuing to enhance the Harmony architecture with the features we just introduced the end of last year. The first - the dynamic e-Management system, you know, to solve the security problems that are right for the 802.11 network. As far as the basic controllers, it’s basically - it’s a, if you will, a free security server built into our Harmony Controller architecture.

On the consumer side, HomeRF 2.0 has just made its way into the market in the past quarter as a data-only solution. And we are now in submission with Siemens through the (CSM) (administration) now beginning to show publicly the first voice data integrated products that allowed you to do this multimedia screening on this voice capability over Home RF. And so that focus will continue in the early part of this year.

What (Jon) and I was ((inaudible)) I think down the road later this year as we combine, the key will be for us to divert resource to work on the combined products or integrated products.

We worked a number of fixed products vendors in the past, at least in some plug-in solutions and taking each to the Gateway and plugging them into a (10)-based key port on the CDE device, you know, so they can try it in a home or a small business. This tends to be reasonably expensive and cumbersome to deliver, you know. Integrated solutions truly what I think needs to be all understood will be the final evolution of that product. This company is probably the only company today that can deliver that true end-to-end vision.

(Mike Hartford):	Great. Well, thank you very much and again, congratulations and good luck.

Jonathan Zakin:	Thanks.

David King:	Thank you.

Operator:	And next we’ll hear from Gunther Karger with The Discovery Group.

Jonathan Zakin:	Hi, Gunther.

Gunther Karger:	Hi. Good morning. Congratulations. It sounds like a very good deal actually.

Jonathan Zakin:	Thank you.

Gunther Karger:	Two questions that are different. How - could you expand a little bit about the supply that was mentioned regarding Western Multiplex (stock) houses on help? And the other question has to do with International marketing. Multiplex has been expanding at least a month in the foreign markets. How is this going to play out for the combination?

Jonathan Zakin:	Yeah. I missed the first part, Gunther. What was the...?

Gunther Karger:	Yeah. The first part, could you expand a little bit more on how this is going to help the overhang with regard to the Western Multiplex stock?

Jonathan Zakin:	Oh, okay. Yeah. The - as you know, we’ve had - for those of you who don’t know actually we have had a very large stockholder who actually are my financial partners who acquired the company in 1999 called Ripplewood Holdings. And they own approximately 50% of the company — a little bit north of 50% of the company.

And they have been extremely good partners. They have not done anything at all to disrupt the price of the stock. They have not sold anything into the marketplace. But one of the areas that does affect our stock as David had alluded to is the fact that this overhang exists and it does a bit of trading in the stock.

Proxim trades substantially more per day than Western Multiplex does. I think the average is north of 500,000 shares a day, which is roughly ten times what we trade.

And so by combining the companies, we believe an increased trading volume will allow Ripplewood, in an orderly fashion, to reduce the overhang without affecting the stock price. And there is some - there are some formulas in the documents that we file, you know, this afternoon or tomorrow, that will describe those processes.

But the goal has always been to create an orderly distribution of those shares in a way that increases the trading volume, which is good for everybody because it lets institutions have more liquidity as they get in and out of our mutual stocks but to do that in a way that doesn’t affect our ability as a company to utilize our currency and doesn’t affect our stock price. So we think this has some benefits.

I have to tell you this was not the principle rationale for the transaction. It happens to be I think an important side benefit. But we did not enter into this transaction because Ripplewood wanted to get out of the stock or that there was any pressure for us to do that. That happened to just come along for the ride.

On the International side, as you know, we’ve been focusing in this area. And in Q3, International was substantially up. Our target had been to get the International revenue to 50% in Q4 2002.

And with the new 802.11a products and b products, and particularly HomeRF, which is substantially in Europe, we think that the Proxim products are going to expand our capabilities.

And then the secondary thing, one of the problems we’ve had is that the 5.8 band has not been approved in Japan yet and so we’ve been precluded from selling most of our products in Japan; however, Proxim’s largest market outside the US is Japan and they bring very strong distribution capability. We’re hopeful that that distribution capability can be leveraged and will help us get 5.8-gigahertz products approved in Japan as well.

What we bring is the ability to sell Proxim products in many more markets. We have a more extensive International network of sales people than Proxim does. And we see tremendous opportunities for this market in China, Brazil, the Soviet Union, eastern Europe, and - as well as Africa, where there is not a lot of infrastructure and where the market is quite price sensitive.

So we think this is going to really increase our International sales capability. Because we’re coming at it from a smaller base, it’s not clear whether we’ll be able to hit our 50% goal in Q4 with the combined company but we’ll be evaluating that going forward and we’ll try to get you some more guidance as we have a clear idea of that.

Gunther Karger:	Fine. Thank you and good luck going forward.

Jonathan Zakin:	Thanks, Gunther.

Operator:	And next we’ll hear from Dale Pfau with CIBC.

Jonathan Zakin:	Hi, Dale.

Dale Pfau:	Good morning, gentlemen. First question - Jonathan, since a lot of your VAR Channel is a Cisco-oriented VAR, is there any chance of losing some of those people because Cisco, of course, has a competing product to Proxim?

Jonathan Zakin:	You know, I don’t think so because we’ve had these VARs when we were competing with (Clarity). And they didn’t leave then. You know, I don’t perceive that as really being of concern.

David King:	And thus, if I could offer another response. We actually have actually increased our penetration in the Cisco VAR Channel in the past quarter or two as Cisco has been late with .11a; frankly has wavered in their strategy around what they want to do with .11a.

A number of Cisco VARs have actually approached our distribution channel about actively .11a products and an increasing number of RFPs and increasing a good active market for that technology.

So we actually believe that the fact that we offer a multi-protocol AB solution can sometimes - can you do this complementary or at least not directly competitive with Cisco’s B offerings in that channel.

Dale Pfau:	Okay. The second question is there a breakup fee involved on the lighter side, Jonathan?

Jonathan Zakin:	Yeah. There’s a breakup fee of 3.5% and there is fiduciary out for the superior offer only. And Ripplewood has agreed to vote for their shares in favor for the transaction as have I. And there are a number of other kinds of standard provisions in that area.

Dale Pfau:	Okay. And then maybe David, on the A-standard, in the first quarter, could you tell us what your guidance was, to the street of what percentage of revenues were going to be in the A?

David King:	Yeah. We’ve given a range of estimates for A-ramping. We began shipping it in Q4. The cards for most of the quarter — the PC Cards and the Access Points were really the last month of the quarter. And we expect to get it off to a fast start and we’ll give more specific results in - on Tuesday next week.

But our expectations, we’ll be able to do somewhere between 10% and 15% of our Q4 with .11a and then we thought we’d be in the 15% to 20% range of our business in Q1 with a potential to be higher if our OEM success is fulfilled. And we have definitely made progress in the OEM front as well as with our distribution front with .11a in the past quarter. It helped to be the only one shipping the product.

Dale Pfau:	And with regard to that, as other people come up-to-speed on A, which they will of course over the course of the next year, do you expect ASPs and margins to be under the same pressure in A as they have been in B?

David King:	The answer is yes and no. I think in the Consumer kind of commodity segment, as what I call (Pie One, Inc.), you know, the number of the (Taiwanese) brand - the links that ((inaudible)) the world finally master the (HF). Like it took them, you know, it took them quite awhile for them to see the master V chips that, you know, a few years back before that happened.

But as they get through the kinks, they’ll bring me up a new standard, a new design, a new chip set in the standard product. Then I think a consumer commodity segment over the next 12, maybe it will be as long as 18 months, will probably commoditize them at an A-Card level.

However, on the Enterprise side and even today in the B marketplace, the high-end Enterprise B offerings from like Cisco and Proxim, (Agur) Symbol and other leading players have been run awhile, is actually a fairly healthy profit picture in that market because the functionality is value-added of software that’s provided is so much higher; you know, real security, you know, real unified management, global IT and a number of services that you get with the Enterprise offerings that you don’t get in all of the consumer offerings.

So I think it will be - no, on the Enterprise segment because of the value-added and, you know, Harmony is priced very competitively in that market with very good margins. And today, while we (bestow) and I think it’s a very good high end SOHO and even a Consumer solution in the next 12 to 18 months certainly it will have ((inaudible)) very carefully while we chase the adapter card down and certainly the Gateway products can still make these margins.

Jonathan Zakin:	Also, I think we have the unique ability to differentiate those products through the integration of those products into the Point to Multipoint products and also taking them outdoors. So I think there’s some opportunity for us to mitigate some of that. But this market will commoditize and then the movement is towards the next standard, which is going to be probably G.

David King:	Yeah. Actually - the right answer, as Jonathan said, is, you know, by the time I think A starts to modify, the industry of course is already talking about AG combo, you know, AB combo with the rage until we do get them approved, now that everybody’s geared towards an AG combo. So of course, there will be another spin on technology right now in the next 18 to 24 months.

Dale Pfau:	Okay. Thank you very much.

Jonathan Zakin:	Thanks, Dale.

Operator:	Sam May with US Bancorp has a question.

(Paul Bruda):	Hi. This is (Paul Bruda) for Sam, and congratulations. A quick question on cash burn — can you talk about the combined cash position of the two companies? And what, you know, what’s been your burn? What do you see your burn being in the next couple of quarters?

Jonathan Zakin:	Well, from Western Multiplex’s point of view, we finished up Q3 with about $20 million in cash. And we have announced to the street that we expected Q1 to be about break-even and Q4 to be around that or slightly negative. And that we would be back on our financial model, as a stand-alone entity, which was 50% gross margin and 17% EBITDA by the third or fourth quarter of this year. And we are comfortable with that. So our cash burn is fairly negligible.

We also have some cash generation capability from the balance sheet as we begin to work off inventory. And we think we’ll start seeing cash improvements as — just from the balance sheet metrics.

David King:	The Proxim side, Paul, as you know, we have had significant cash burn as we saw, you know, a technology shift and the product turn from the older generation to the new generation technology this year. That burn has been slowing in each of the last two quarters and will slow again this quarter as forecasted. As you know, we had around $30 million just about in the last quarter.

As you also know, we did a pipe transaction at the end of November which raised a gross $30 million in the company — we estimate $27 to $28 million range. So we expected to have kind of a high 50s number for forecast burn coming into this quarter.

And we forecast the street somewhere between probably $8 to $10 million this quarter. But that’s a goal for Q1 with stable revenues, you know, revenues stabilizing with major expense reduction actions this past quarter which have been taken; that we would be a cash for neutral on the income statement with only minimal working capital burn by Q1. And by Q2, we’d be back to break-even to positive on the cash flow and the operating line.

(Paul Bruda):	Okay. Great. And David, can you talk about your waste band products, the Stratum building-to-building? How do they fit in or, you know, what kind of overlap is there?

David King:	Well, that’s the one area where there is some overlap. There are customers today who buy the Stratum 100 or Stratum 20. So we have been successful in getting into certain customers. It’s nowhere near the scale of success that Western Multiplex has had with the Tsunami line, you know, which is a much more complete and robust product line with a much more powerful channel to sell it.

We will certainly not sway customers from buying the Stratum 100 if anybody is going to buy it; however, over time, I think the shear momentum of continuing engineering and innovation on the Tsunami line will outstrip the Stratum 100. And eventually, I think all Stratum 100 customers will migrate over time gradually to that new platform.

There’s certainly no reason to sway customers from buying the product. But if we have an alternative product that does the same or better, clearly, we’ll have some more arrows to quiver after the merger.

(Paul Bruda):	Has there been much R&D or SG&A going towards Stratum building-to-building resources...?

David King:	No. That’s one of the — again, one of the, you know, the side benefits of this merger for (proximates) that we have had because of the shrinkage of our legacy vertical business which was a very high margin cash cow business to shrink our R&D.

And the areas, of course, that was probably the most effected in addition to Legacy technology was (closing) building-to-building. You know, we continue to invest very heavily in 802.11b and a and also in HomeRF 1.0 and 2.0. So really the building-to-building side was really the side of our business that got the least ((inaudible)). So this really addresses that need very squarely.

(Paul Bruda):	Right. Okay. Great. Thank you.

Operator:	Our next question will come from Scott Searle with SG Cowen.

Scott Searle:	Good morning. A couple of questions — first for Jonathan, and I pardon the ignorance for this, but could you provide a little bit more granularity in terms of the composition of your business? How it breaks down percentage of revenues into various unlicensed/licensed frequencies? And in terms of the end user markets, what are you selling into the campus and Enterprise market today versus the Carrier markets?

Jonathan Zakin:	Yeah, Scott. We have — we have not actually provided specific segment reporting in the past. We have, however, given guidance.

In November of — I’ll give you a little history — in November of ‘99, we acquired Western Multiplex from (Glen) (Air) who was a leverage recap. One hundred percent of the Western Multiplex business was essentially into the mobile wireless backhaul marketplace. And about 19% of that business was International; the rest of it was domestic or North American. In Q3 of last year, domestically, more than 50% of our revenue came from the Campus and Enterprise marketplace.

So within roughly two years, we diversified the domestic business by 50%. It was one of the reasons why with everybody else in the Fixed-Wireless business was down, you know, 30% to 80%, we announced that we expected to be relatively flat for the year. And that was because while the Telco business was down 30% or 40%, the Enterprise business picked up the slack. And that is really the diversification strategy that we had — elaborated on essentially forever was that we didn’t want to be dependent on any one market.

International business is expected to be in the low 30s tier. And the target, as I mentioned before, is to get to 50% by Q4 of this year. So I think when we acquired the company, we didn’t quite double International business but we just about did.

The last mile access segment to the marketplace and the fiber extension markets are just beginning to evolve. Our Point to Multipoint product announced it was going to ship in Q4. And I think we actually did shift maybe one unit but not a whole lot more than that in Q4. And you will begin to see those shipments in Q1 of this year. That really is the (engine) to the last mile access market.

Until that time, we had shipped a bit of lower speed Point-to-Point products, mainly with 10-megabit Tsunami product, but it was very, very (neutral) oriented and it was not of substantial volumes.

In the fiber extension marketplace, the real focus here is fiber redundancy. These are for networks that have fiber rings or fiber already in the Campus and they want to back it up or provider fail-over capability for outages. And here the principle products were the OC3 product, which was shipping in Q4 of this year, end of Q3. So that market is just beginning and our gigabit product, which began shipping in Q2 of last year.

So predominant — to just give you guidance — the predominant business is in mobile backhaul and the campus conductivity or basically campus (inter-price) conductivity.

Scott Searle:	Okay. And in terms of the outlook for the business, you indicated it sounds like from a running standpoint, things are sequentially out as we go from September to December. Can you talk a little bit about the outlook in the channel? How clean that is and what you would expect as we go from December to March?

Jonathan Zakin:	That we’ll talk about in the conference call a week from Thursday. I will say though in Q3, channel inventory came down and our guidance at that time was that the channel should be back in balance by Q1 of this year. We’ll talk about that when we get to the conference call.

Scott Searle:	Got you. And David, in terms of the existing dialogue you have with OEMs on the 802.11a front, what is the timing of that? Where do some of those discussions stand and does this have any impact on it?

David King:	This deal certainly has no impact on the 802.11a that we’ve had as far as back — can open up another avenue of opportunities for some of these OEMs if they have an applet between building a business.

The, you know, we are now shipping to our first OEM and have been selected at least by one other OEM to be a .11a and b partner. So we are making progress on ((inaudible)). And we’re still waiting to get official announcements of that — from them and some point in their time frame. But it is — the OEM revenue is beginning to materialize and we’d expect that to be a significant portion of our .11a revenue in Q1.

Scott Searle:	So you already have one side on the dotted line and the other one has basically — you are the designated vendor and you’re negotiating details?

David King:	Correct.

Scott Searle:	Okay. And just the last question for Keith, in terms of cost savings and timing of the integration, you haven’t given any specific details by talking about the transaction being accretive in the third quarter. What are just the broad assumptions that you’re making in terms of getting to that accretion in the third quarter? Thanks.

Man:	Thanks Scott. Just the broad assumptions really are fundamental integration in the facilities. The two headquarters are two miles apart. You know, as David said, there’s three buildings actually plus a warehouse in the valley here and there’s some other operations in the Bay area and that gets us to a very comfortable number.

We expect to achieve additional savings beyond that but we need to really sit down as a management team and do really serious integration planning I think. Nancy and I, we’ll really spearhead that effort. And first we need to get through our audit, get through our earning season and then we’ll be very focused. While David and Jonathan are on the road presenting to investors, Nancy and I will be focused on all of those opportunities in the company.

Scott Searle:	But there’s no synergistic revenue assumptions that are going into that number?

Man:	Not at this moment but there are clearly opportunities and we will identify those and discuss those ((inaudible)).

Scott Searle:	Great, thank you.

Operator:	And at this time we’ll take a question from Arindam Basu with Morgan Stanley. Mr. Basu, your line is open. Please go ahead. Hearing no response, we will move on. Next, we will hear from Mark Roberts with Wachovia.

Mark Roberts:	Thank you. Good morning. Just one sort of question about the transaction and then one more strategic question. Is there a provision that if the value of either company shares moves dramatically one way or another that the ratio of shares of Western Multiplex and Proxim might be readjusted?

Man:	No, the exchange ratio is fixed. There’s no collars on the transaction.

Mark Roberts:	Okay and secondly, Jonathan, you talked about one of your strategic initiatives being to work on a — get the residential gateway up and the integrated product out for the residential market. A number of companies in the wireless access space have tried to address the residential market over the last few years both internationally and domestically in various frequency bands and most of them have met with pretty abject failure.

What is the customer response that you’ve been initially getting to the development of a residential gateway and what are sort of the two or three things that you think will allow you to be successful where others have failed?

Jonathan Zakin:	I think if we look at our take on why people have failed, I think partly it was because they made a bad technology bet on millimeter ware technology which was inherently low capacity and very expensive infrastructurally. So they combined high cost CPE with low capacity and in the residential marketplace, which is extremely price sensitive, that’s a disaster from a financial modeling perspective.

So for us, the key is going to be ease of deployment and low cost CPEs. And we define low cost CPE as south of $300 as an integrated solution. So what our goal would be would be to get to that level with, you know, with a reasonable volume.

Now a number of our ISPs are actually deploying 802.11 solutions outdoors as a last mile access solution because there are no really strong alternatives. And so, we do have a number of customers that are utilizing that technology. Integrating it should reduce the cost and make their life a lot easier because it’s much less ((inaudible)) one manufacturer and most importantly, it’s one network management system.

So, you know, our goal with the wireless home product was to provide high speed, relatively low cost solutions and our CPE costs are south of $1000. They’re at less than $1000 for CPE and at 60 megabits at the hub and so you can deliver 210baseT which allows us to focus on the commercial marketplace which is a lot less price sensitive than the residential marketplace.

That product won’t have the cost characteristics to get us into the residential marketplace. However, that product will have the cost characteristics to get us to the neighborhood access point.

And so if we have an $800 neighborhood access point or $1000 neighborhood access point that’s being shared amongst like 20 homes in the neighborhood all of whom have, you know, two or $300 or $200 CPEs, they can get actually quite close to that $300 number and that’s kind of where our target is.

So our focus is going to be driving up the cost of this, integrating the management system and providing just one end-to-end solution. So I mean, it’s not there yet clearly but there are a number of ISPs utilizing the 802.11b standard outdoors for this application and so there is interest in this product line.

Mark Roberts:	Okay and is this product line that you intend to develop on your own and then market through a variety of channels or have you had discussions with either traditional wireline telcos or cable MSOs about perhaps co developing this product for deployment in the specific geographic region?

Jonathan Zakin:	We haven’t talked to anybody about co deployment or any of that but we’ve talked to everybody about all sorts of things. So, you know, so the distribution strategy will probably be multi faceted when it comes out sometime the end of the year.

Mark Roberts:	Okay, thank you.

Operator:	And at this time, we will take a question from Chris Quilty with Raymond James.

Chris Quilty:	Thank you. Perhaps it’d be a little bit helpful if you could for some of us that only cover one side of the acquisition here, just throw out sort of what the analyst consensus is for revenue, EBIT and maybe, you know, some of the operating expense levels for both of the companies.

Man:	Yes, I’ll let Nancy take that from our side.

Nancy Huber:	We have a range of revenues for Q4 of between 22 million and 27 million with a consensus around 24 million for revenue and the EPS is between 2 cents and 6 cents with a consensus of around a 4 cent loss.

Chris Quilty:	Okay. Just looking out for ’02.

Nancy Huber:	The consensus is around $115 million of revenue with a 3-cent loss for the year.

Chris Quilty:	Okay and on Keith?

Keith Glover:	Yes, Proxim’s street range for Q4, really 14 to 17 million, consensus in the high 15’s, low 16’s and a couple pennies on a pro forma basis. And in addition for 2002, the range is literally 90 million to 110 million and focus is on the ten to 22 cent range for the year pro forma basis.

Chris Quilty:	Okay and in terms of achieving some of the cost savings and margin expansions you’ve talked about, if you guys have looked down at the nitty gritty, is there any real savings you can leverage in terms of, you know, beyond utilizing facilities, on the cost component side or a combination of R&D assets?

Man:	Let me take that question. We’ve ((inaudible)) modeling and at this point, there clearly are savings beyond simple facility savings that can be achieved.

I think the real question will be, as we get closer to combining, you know, what does the revenue rebound for both companies look like? How rapidly are we ramping back towards full scale? And that will really dictate how aggressive we will need to be on the expense reduction side beyond, you know, general facilities and administrative savings.

From our current, you know, picture, you know, we believe that with some very modest actions beyond just dividing facilities that we can get to accretion without a, you know, without assuming significant sales synergies until next year.

Now clearly if we get sales synergies and we’re able to ((inaudible)) faster then pressure to do anything expense ((inaudible)) is reduced. But we’ll be evaluating that more closely late in Q1, early Q2.

Chris Quilty:	And on the customer side obviously you haven’t been able to engage customers in advance to test the waters but where do you expect to hit any resistance?

Man:	You know, there’s very few places where I think you’re going to run into resistance. You know, we sell our, you know, the Proxim side, our wireless LAN and wireless home networking solutions to companies, you know, where they probably have visions in operations where we could sell them fixes wireless as well. There’s no real direct competition.

Fixed-Wireless is — the communities themselves in the Fixed-Wireless arena is in a fairly ((inaudible)) environment and I don’t know, the Western Multiplex side I don’t think is, you know, I doubt there’s probably any competitive situation as well.

Man:	No I think if you look at two of the niches, both of us have been concentrating on, one is education and the other is healthcare. Both of us are quite strong in that we have a vibrant business in connecting hospitals together because they need to have backup of their fiber networks and because you can’t compress — we’re not allowed to compress x-rays. They need substantial bandwidth.

So this has been a very interesting opportunity for us and we sell to a number of hospitals such as ((inaudible)), Bethesda Hospital, ((inaudible)) Hospital, Brown University, a number of them as well as a number of universities who are connecting buildings.

If you look at the Proxim customer base they also have significant sales into these two market segments for internal ((inaudible)) networks. So it’s a natural ((inaudible)) capability there. And I feel very confident that if we enterprise it will be as well.

Chris Quilty:	And final question from a Proxim perspective, any of the new channels you’re picking up going to help you with the distribution of HomeRF which is obviously a big product initiative for you, help you get into those home markets on in with the telcos?

Man:	I think there’s certainly, you know, at least there’s at the end, you know, the service provider or the carrier customer level, you know, these are the same companies. Now there’s larger different organizations I think that we’re selling to.

I think the mobile wireless backhaul carriers that are buying the Western Multiplex Point-to-Point solutions over the past ten years really are the infrastructure side of the business. I think a lot of the carrier opportunities that we are now seeing for in home and ((inaudible)) distribution for those line of carriers really on the access side of the business.

Chris Quilty:	Okay, thank you very much.

Operator:	We do have Mr. Arindam Basu that has re-queued. He’s at Morgan Stanley. Please go ahead sir.

Arindam Basu:	Hi gentlemen. I apologize for absence earlier and I really want to offer my congratulations to you folks. I have a quick question for you. I think David, we had spoken about a year and a half ago about creating solutions all the way from the Internet all the way to subscribers fixed for mobile locations and that was really your move into these Stratum, ((inaudible)), WaveSpan arena, really taking your mobile wireless, local wireless connectivity over a wide area. And now this seems like a great partner long term to be able to address that.

But it appears that the merger’s ((inaudible)) position to address the Fixed-Wireless market given the current dynamics and as you guys have talked about earlier, the Fixed-Wireless market has had some issues. The customers that are really available now are wireless ISPs and mom and pop telcos. It’s very difficult to conduct due diligence on these types of customers and it’s therefore very difficult for those carriers to generate funding and growth quickly.

And so it seems like they’re growing at a sporadic rate and under the radar screen. How do you kind of make sure that you’re protected yet leverage that growth opportunity and then migrate that into the service provider side?

Man:	Yes Arindam, let me take a cut. You’re absolutely correct. You know, we, you know, certainly had the vision of moving towards integrated wireless connectivity with, you know, a WaveSpan and ((inaudible)).

However not being fully scaled in pursuing multiple businesses on the platform we had and then of course experiencing the dimension of revenue and ((inaudible)) operations last year, we didn’t make much progress on delivering that end-to-end solution. You know, we had positions in four markets but had not really made much progress on true integration.

However, we did make progress on a lot of our businesses. I would say that on the Fixed-Wireless question, the segment that’s probably the most attractive that is overlooked here is the campus networking opportunities that Western Multiplex has frankly done the best job in the market of capitalizing on with the Tsunami product line.

WaveSpan was actually the first company that had a product doing point to point at 5 gig but it was really the ((inaudible)). It never really evolved from there given our lack of resources and investment in it.

Western Multiplex really went right by that with a whole family of solutions both higher capacity with more interfaces like gigabyte Ethernet as well as lower capacity, lower price systems, they have a very full array of products for that campus IT manager.

But I think one of the most overlooked segments ((inaudible)) has great potential is that same IT manager today who’s now experimenting with wireless LAN to get conference rooms and maybe, you know, new buildings hooked up to allow laptop and PDAs to connect to the IT infrastructure also buying a lot of T1/T3 capacity, needs backup for their fiber and campus copper networks and those are exactly the customers Tsunami selling to.

So we believe that the enterprise campus environment that there’s tremendous synergies of the two companies pursuing that opportunity.

And on the service provider side of things there’s clearly — there’s this company today who are deploying mobile wireless backhaul are also looking in extending their mobile wireless network now to include (2-1/2 3G). They want to provide higher bandwidth, higher data rate services for digital cellular and for 3G services.

And in that context, those people are looking at wireless LAN vendors today which is really, you know, for the first time, you know, in our industry’s history kind of crossing over from wireline extension to wireless extension using wireless LAN.

And in that context again, the sales leverage having a direct presence with those carriers on the infrastructure side of the business to support.

Arindam Basu:	Okay, thank you. I appreciate that.

Operator:	Our next question will come from Mr. Jeffrey Schlesinger with UBS Warburg. Mr. Schlesinger, your line is open. Please go ahead. And hearing no response, we will move on. And our question will come from John Dryden with JP Morgan.

John Dryden:	Jonathan, David, congratulations on ((inaudible)) company. And first question for Jonathan, if we could go back to the enterprise and if you could just give an outlook for your strategy there and the combination of your cellular solutions via backhaul incorporated with Proxim’s Harmony products and how you plan to attack the market share leaders, Cisco and Lucent in that area.

Jonathan Zakin:	Yes, on the enterprise, we don’t actually at this point compete with Cisco or Lucent because we did compete for a while with Clarity but that product is now terminated. So we really are — we compete a little bit with BreezeCon and a few other people but we really are pretty much competing at this point in the campus with the telephone company.

Every deal we are in is a lease versus buy decision on whether they put in, you know, a telephone line for some lease cost or they actually acquire our solution. And we tend to be substantially less expensive than a telco when you get north of two or three T1s or north of 10baseT, so 45 megabytes and above.

Our business driver in that marketplace really is awareness and awareness for us is determined by the reseller channel. So it’s not exactly linear so it’s not if you have 100 bars, you sell X and if you have 200 bars, you sell 2X but it’s pretty close to that.

And so the Proxim reseller channel we think will really help our enterprise business and the Proxim distribution channels especially Ingram and (Anixter) should help our enterprise business just through scale of resellers. In other words, the number of resellers presenting our products to their accounts.

And what we have done, our strategy was to always piggyback on the Lucent, Nortel and Cisco reseller base with the idea that these resellers are selling the switches and historically what they’ve done is they’ve sold the switches between two buildings and they said call the phone company and connect them up.

And what we’re saying is don’t tell them to call the phone company. Sell them a radio and make the revenue yourself. That pitch has played very well with that channel as you can imagine because it’s another $40,000 or $50,000 sale. In the case of a gigabyte it could be an $80,000 sale and relatively high margins and the Cisco margins as you know are commoditizing.

So that has played out well and so more resellers should help pretty substantially I think.

In terms of competing with Lucent and Cisco at the local area networking space against the Arrownet product for example or against ((inaudible)), I think what our differentiation is is first of all the clearly superior scalable architecture of the Proxim platform.

But secondly, the ability to bundle that product with the campus solution as well and to integrate it so that we can provide, you know, the building to building connectivity as well as the in building connectivity in one integrated solution.

And so we think that that’s a really key differentiator that Cisco and Lucent won’t be able to provide or at least haven’t ((inaudible)) today.

Now having competed against Cisco in my prior life at US Robotics, you never can say too many good things about Cisco. This is an amazingly successful organization and serious competitor so I don’t want to ever — I would never want to minimize the threat of that.

John Dryden:	And quickly moving to the home, David can you comment on your relationship with Motorola and Siemens? Will there by any change as far as your planned transition to convert to a licensing revenue model?

David King:	No, this has no real impact on it at all. The goals all along have been, you know, to move towards manufacturing rights and licensing of the home networking as they got to higher and higher volumes at lower and lower price points.

If anything this just opens up another avenue of dialogue with other ((inaudible)) Motorola really on the infrastructure side of their business, which we’d already been independently pursuing with our Harmony and ((inaudible)) solution.

John Dryden:	And will there be any immediate carrier impacts to the existing trials for both ((inaudible)) products and HomeRF products based on the merger? Or have you two seen each other as far as coming up with a complete solution for a carrier?

David King:	I think the integrated solutions are, you know, they’re not immediate. They’re not tomorrow but certainly later this year, early next year, we’d hope to start to be able to showcase, you know, the capabilities there.

But no again, there’s no real, you know, cannibalization at all of opportunity here. The home networking and the enterprise wireless LAN opportunity is only supplemented I think by having a building-to-building capability.

John Dryden:	And Keith, one final question. If you could just run through the SG&A and R&D targets again. ((inaudible)) the gross margin but missed the last two.

Keith Glover:	Yes the SG&A targets are low 20s and the R&D targets are really low teens.

John Dryden:	Thank you very much.

Operator:	And that concludes today’s question and answer session. At this time I will now turn the conference over to Ms. Nancy Huber for any closing or additional remarks.

Nancy Huber:	I’d like to thank everyone for joining us. We are very excited about this combination and look forward to having the opportunities to talk to you about it in more depth as time goes forward.

END

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Proxim. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Proxim at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Proxim at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex’s and Proxim’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. The directors and executive officers of Proxim and their beneficial ownership of Proxim stock are set forth in the proxy statement for the 2001 annual meeting of Proxim. In addition, certain executive officers of Proxim have entered or will enter into employment agreements with Western Multiplex in connection with the merger, certain directors of Proxim will become directors of the combined company upon completion of the merger, the unvested options to acquire Western Multiplex common stock held by certain executive officers of Western Multiplex will vest and become exercisable in connection with the merger and Western Multiplex will provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Proxim following the merger. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus when it becomes available.

CONTACT:
Nancy Huber
Western Multiplex Corporation
(408) 542-5225

Debbie Abbot Proxim, Inc. (408) 731-2700